                                                                    Exhibit 99.1


February 26, 2001


Dear Stockholder:

RE:  2001 BOARD OF DIRECTORS ELECTION

I am pleased to present the official ballot and information needed for your company to cast its votes in the 2001 election of directors for the National Cooperative Bank. The board of directors has fixed December 31, 2000, as the record date for the determination of stockholders entitled to vote in the 2001 election. The votes allocated to your company are shown on the ballot.

The stockholders will elect four candidates to fill the vacancies in the 12 stockholder-elected directorships. All directors are elected to serve three-year terms.

To be counted, all ballots must be received by the independent election teller in the enclosed postage-paid, self-addressed envelope. The ballots must be delivered by regular mail before or on April 13, 2001. Hand-delivered ballots will not be accepted, nor will ballots received after April 13, 2001.

On behalf of the board of directors, we appreciate your participation, and encourage you to cast your ballot.


                                              Very truly yours,



                                              James L. Burns, Jr.
                                              Chairman
                                              NCB Board of Directors

--------------------------------------------------------------------------------


                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                            TO BE HELD APRIL 26, 2001


            -------------------------------------------------------



The 2001 annual meeting of the stockholders of National Cooperative Bank will be held on Thursday, April 26, 2001 at 4:00 p.m., at the U.S. Chamber of Commerce, 1615 H Street, N.W., Washington, DC.

The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.

A copy of NCB's 2000 Annual Report will be mailed to stockholders under a separate cover.

On behalf of the board of directors,

Very truly yours,



Louise M. Grant
Corporate Secretary
National Cooperative Bank

                              ELECTION OF DIRECTORS

An election is being held by the holders of Class B and Class C stock to elect four among the eight candidates nominated to fill four vacancies on the Board of National Cooperative Bank.

Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be concluded in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.

Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.


                        STOCKHOLDER-ELECTED DIRECTORSHIPS

                                                                          INCUMBENT            AVAILABLE
CLASS OF COOPERATIVE           MINIMUM              MAXIMUM               SEATS 2001           SEATS 2001
--------------------           -------              -------               ----------          -----------
Consumer Services              1                    3                     2                    1

Low Income                     1                    3                     2                    1

Other                          1                    3                     2                    1

Housing                        1                    3                     1                    2

Consumer Goods                 1                    3                     1                    2


Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum limitation imposed on each class. Stockholders may vote for any four nominees.

Ms. Hoopingarner is President of Profitable Solutions(TM) Institute, Inc. and President and Treasurer of The White House Owners Association from 1991 to 1999. She has earned a B.A. in International Relations from Michigan State University, and graduate degree in Master of International Business from the University of South Carolina.






Lynn Marie Hoopingarner

Housing

STATEMENT

The Challenge: The financial industry faces some unique challenges in these rapidly changing times. How to be a dynamic, growth oriented company while maintaining the consistency and stability expected of a solid financial institution.

Expertise: I work with companies every day that are facing geometric rates of change throughout an increasingly global business community. The most successful companies are NOT those that are quickest to react to change, but those that anticipate, predict and even create change for others to respond to.

Over the past twenty years as a businessperson, I have constantly sought, anticipated and created dynamic changes in every aspect of business. As a result of the diversity of my experience, I bring expertise in finance, operations, marketing, management and systems to my clients and the Boards where I have been asked to serve.

Banking: As a banker, with both Chase Manhattan and Wells Fargo banks, I worked in both loan restructuring (workouts) and corporate lending. In large and small corporations I have specialized in planning and operational efficiencies, both in-house and as a Certified Management consultant. In marketing, I look for creative and innovative ways to identify and approach new markets.

Education: I hold a Masters Degree in International Business, a B.A. in International Relations and am one of less than a thousand Certified Management Consultants (CMC) in the entire country.

The breadth and depth of my experience brings a unique combination to my work. I constantly strive to find the analytically creative solution to problems.

The finance and lending industries will be particularly challenged by the dynamic shifts that are occurring throughout the global economy. I would welcome the opportunity to add my experience and expertise to helping NCB successfully face those challenges.

Picture Place        Mr. Miller is founder and president of the CornerStone
Here                 Cooperatives, Inc. He also serves on the board of the
                     National Association of Housing Cooperatives and is founder and CEO of Share Credit Corporation. Mr. Miller received his B.A. degree in economics from the University of Minnesota in Maple, Minnesota.



Alex N. Miller

Incumbent

                                    STATEMENT

Mr. Miller was first elected to the housing seat on the Board of Directors of the National Cooperative Bank in 1997 and is now a candidate for re-election. During his first term Mr. Miller served on both the Loan and Business Development and the Low Income Policy committees of the Board of Directors.

Mr. Miller brings the experience of a strong background in cooperative housing. He serves on the Board of Directors of the National Association of Housing Cooperatives and on the Board of Governors of the Registered Cooperative Manager program that he founded on behalf of the Association. He is the founder and president of the CornerStone Cooperatives, Inc., a cooperative management services firm since 1974. Mr. Miller is also the founder and CEO of Share Credit Corporation, a cooperatively owned institution that provides small loans for low-income persons to purchase membership in a housing cooperative or to make improvements to their cooperative homes.

Mr. Miller served as a Peace Corps Volunteer from 1962-1965 and is a graduate of the University of Minnesota where he earned his degree in economics in 1969.

His strong background in cooperative housing and his previous experience will enable him to provide insight into cooperative housing issues and leadership to the Board of Directors of NCB during the coming term.

Picture           Mr. Mercer is the president of the Georgia Credit Union
Here              Affiliates. He is the chairman of the Association of Credit
                  Union League Executives and former chairman and one of five founders of Credit Union Service Corporation. Mr. Mercer earned his M.S. degree in Investment and Banking from the University of Wisconsin in Madison, Wisconsin and his B.S. in Resource Economics from the University of Rhode Island,
                  Kingston, Rhode Island.


Michael J. Mercer

Consumer Services

Incumbent

                                    STATEMENT

I have worked with cooperatives for my entire professional career.

My first exposure to cooperatives came in the form of a part-time job while I was attending graduate school in Madison, Wisconsin. I was hired by the Credit Union National Association in 1976 to work on a new project called U.S. Central Credit Union. At the time, I was studying for a career in the investment banking industry, among the most profit-oriented of American institutions. In those formative years, I was simultaneously exposed to for-profit and cooperative ways of structuring business organizations.

I learned that maximizing shareholder value is the holy grail in the for-profit sector. In cooperative organizations, member benefit is the most fundamental of reasons for being. Fortunately, I chose the cooperative path for my career. Today, I am even more committed to the proposition that cooperatives serve as an essential alternative to the for-profit suppliers in our economy.

While my passions are with cooperative organizations of all types, my experience is with credit unions and their support organizations. After graduation, I took a full time position with the national support organizations. Eventually, I became assistant to the manager at U.S. Central Credit Union which relocated to the Kansas City area. In 1980, I moved to the state level support organizations in Atlanta. In the years that followed, I have served in numerous capacities at the state, regional and national levels within the credit union movement.

In 1997, I was elected to the NCB Board, which provided me with an opportunity to have routine contact with other members of the cooperative community. I believe that I am well positioned within the credit union movement to represent the interests and opportunities for NCB. My training in finance and economics supplies some technical ability for contributing as a director for a financial institution. Most important, I am dedicated to promoting cooperative principles wherever they can be applied.

I am concerned that cooperatives are under increasing pressure from for-profit suppliers in Congress and elsewhere. A more significant threat is a breakdown in unity within cooperative organizations. This is a time when cross-discipline coordination will be even more essential within the cooperative community.

With your support, I intend to seek election to the NCB Board with these challenges, opportunities and passions in mind. Thanks you for your consideration and the opportunity to share these thoughts with you.

Picture           Mr. Janeway is President and COO of Wakefern Food Corporation
Here              for the last five years and has held the position of executive vice president, as well. He has a B.S. degree in Marketing from Rutgers University, Newark, New Jersey.



Dean Janeway

Consumer Goods


                                    STATEMENT

I have spent the last 30 years working in one of the most unique cooperatives in the country. In my capacity as President and COO of the largest retailer-owned cooperative in the country, I am integrally involved in our wholesale and retail business. I understand the needs of the independent retailer and how difficult it is for them to survive in the competitive environment that exists today. I also understand how important it is for the retailer to be supported by a strong and healthy wholesale cooperative. My experience will bring to the bank a perspective from both points of view.

In serving on the National Grocers Association board, I have interfaced with different size cooperatives around the country. This has helped me understand the needs of small, medium and large-size cooperatives and has allowed me to view the cooperative structure from many different points of view. I am willing to devote the time necessary to serve on the board and believe I can contribute based upon my background and experience.



George E. Southworth

Consumer Goods

                                    STATEMENT

I have over 18 years experience in management positions in manufacturing, distribution, retailing and direct to consumer sales in the natural products industry. The natural products industry ($31 billion in sales at retail) is one of the fastest growing niches of the grocery trade (over $440 billion) and the niche that many believe is one of the more creative forces driving the grocery and mass market retailing trades forward.

Northeast Cooperatives has become an industry leader in the last seven years. This is a relatively rapid turnaround achieved with very little equity, utilizing creative finance techniques. NEC was completely retooled and reinvented while growing at a faster than industry pace. NEC now attracts some of the best and the brightest in the industry.

Currently, I am helping to lead the organization in a process to design the most applicable potential structure(s) for NEC, that combine the best of the cooperative and traditional share capital organizational and business structures. NEC has an ambitious strategic plan that takes into account the changing nature of our society and the economy we will live in.

I know the bank is also undergoing a similar struggle that will determine NCB's future and could very well be a major determinant in the future of our socio-economic structure in the U.S. I believe I would be of service and would welcome the opportunity to join the Board of Directors of the National Cooperative Bank in the invaluable leadership you provide in so many sectors of our economy.

Picture           Mr. Hartung is the Vice President of Unified FoodService
Here              Purchasing Co-op, LLC. Mr. Hartung serves as the President of
                  FoodService Purchasing Cooperative, Inc.'s Canadian subsidiary and chairman of the Kenco Insurance Agency and has held a host of other responsibilities in many areas in the past. Mr.
                  Hartung was educated at Ohio University in Athens, Ohio where he earned his M.B.A. and B.B.A.


Kenneth L. Hartung

Other

                                    STATEMENT

I am confident that my varied work experience (both cooperative and for-profit, including international) and my generalist skill set (from strategic/financial planning to information management to insurance to marketing to business development) would help me contribute to the continued success of the National Cooperative Bank (NCB).

I believe my business background would particularly allow me to contribute to the growing success of NCB's new small business lending unit. I have worked for both small and large purchasing cooperatives/for-profit companies for the past twenty plus years. I know what it means to run a small business. Add first hand knowledge of how NCB works and a deep appreciation of NCB's culture to my passion for the fundamental principle of cooperatives cooperating with other cooperatives and I believe I can bring something to the Board table.

I also have the Board experience to help make my transition to NCB's Board seamless. I have served for three years on the Board of Directors of the National Cooperative Business Association (NCBA) and currently serve on NCBA's Executive Committee. I have served four years on the Board of Directors of Bridgehaven, a non-profit mental health agency that serves the needs of the mentally ill in the Louisville, Kentucky area. I have rotated through one-year terms as Chairperson of the Personnel Committee, Secretary, Treasurer, First Vice President and currently serve as President of the Board.

I would very much like to be a part of the Board team that helps NCB build on its tradition of excellence into the new millennium.

Picture           Mr. Leonard is the President of GEF Management Corporation and
Here              is a founding shareholder and director of GEF Management
                  Corporation. He has been chairman of the Beacon House
                  Community Ministry since 1994. He earned his Ph.d. from
                  Princeton University, Princeton, New Jersey; his MSc. in economics at the London School of Economics, London, England and graduated magna cum laude from Harvard University, where he received his B.A.




H. Jeffrey Leonard

Other

                                    STATEMENT

I am excited and honored to be nominated to the board of directors of National Cooperative Bank. I believe that I can make a significant contribution as a Board member for the following reasons.

I am a strong advocate of the Bank's mission. I understand the special contributions made by cooperatives toward critical national economic policy objectives: expanding access to credit for small enterprises, rural areas, and economically depressed inner cities; encouraging employee ownership and participation; and reducing price spreads for basic essential goods and services. As a Board member, it will be my obligation to build support for NCB's unique role and by advocating appropriate policy settings.

I endorse the Bank's emphasis on its earnings base and the credit quality of its portfolio. As head of a financial management company, my conviction is that tight financial discipline must remain the golden rule for NCB. Nothing speaks louder in support of the cooperative lending model than the fact that NCB's portfolio of loans has a lower non-performance record than most commercial lenders. By continuing this track record, NCB's capital base can support broader services and serve more customers on a self-perpetuating basis.

As a proprietor of a cooperatively owned small business, I must "walk the walk" everyday. I see enormous benefits of productivity, responsibility and collegiality since my own company, GEF Management Corporation, completed our ESOP in 1999. GEF is also a licensed Small Business Investment Company (SBIC), helping companies address challenges that hamstring growth. We have become living advocates for the ESOP model.

Finally, I understand the special challenges of impoverished communities in the inner city. I serve as chairman of the Board of Beacon House, a not-for-profit organization located in northeast Washington, D.C. Beacon House is the lead agency of the Edgewood-Brookland Family Support Collaborative, a democratically structured community initiative coordinating housing and social service and child welfare organizations, and an active collaborating partner of Community Preservation and Development Corporation (CPDC), a not-for-profit housing organization that has undertaken physical rehabilitation of housing units in neighborhoods. I am enthusiastic about NCB's commitment to promote community development and especially about becoming involved with the mission of the NCB Development Corporation.

Picture           Ms. McHenry-Lucky is the Director, Minority Business
Here              Development for the Greater Cleveland Growth Association and
                  Executive Director for the Northern Ohio Minority Business
                  Council. She received her B.A. in economics in 1984 from Dartmouth College in Hanover, New Hampshire.


Stephanie McHenry-Lucky

Other

                                    STATEMENT

My interest in serving as a director of the National Cooperative Bank (NCB) is based on my business development experience, utilizing alternative financing products, neighborhood incubators and minority supplier growth. I view NCB as a creative resource for businesses that have utilized "non-traditional" strategies to develop and prosper.

I have also enjoyed my tenure as a director of the NCB Development Corporation. I have found the strategic planning discussions and work on the Coming Home Program National Advisory Committee to be especially provocative. Further, I believe that I have contributed a useful perspective to the organization's work on both fronts.

As an NCB director, I would hope to contribute to the board in the following ways:

  o Participate in financial and strategic analysis, drawing upon my former small business investment and lending experience;
  o Articulate a community development perspective to discussions regarding organizational objectives, product development, collaboration opportunities, etc.
  o Advocate for marketing the Bank's products and services to minority business enterprises ("MBE's"); work with management to explore loan product development targeted to MBE's who operate businesses and/or joint ventures using cooperative principles;
  o Assist the Bank in customer development, as needed, in the Northern Ohio region;
  o      Represent the concerns of the NCB Development Corporation.

I would also look forward to learning more about NCB and it customers, for the purpose of applying strategies and perspectives to my current work in corporate supplier diversity and minority business development.